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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G


                 Under the Securities Exchange Act of 1934

                      (Amendment No.       11      )*



                          LADD Furniture, Inc.

                             (Name of Issuer)


                        Common Stock, $.10 Par Value

                       (Title of Class of Securities)


                                 505739102
                               (CUSIP Number)


Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                             Page 1 of 3 pages

CUSIP No. 505739102           13G                  Page 2 of 3 Pages



  1   NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Richard R. Allen
           Social Security Number Intentionally Omitted

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

           Not a member of a group                        (a) []
                                                          (b) []
  3   SEC USE ONLY


  4   CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

                  5   SOLE VOTING POWER
                           2,528,380*     Shares owned outright
                               29,755     Shares subject to currently
                                          exercisable options
                           2,558,135*     Excludes the following shares as
                                          to which Mr. Allen disclaims
                                          beneficial ownership:
                                          40,000 shares held by wife, Pamela A.
                                                 Allen
                                          18,757 shares held by wife as
                                                 custodian for a minor child
NUMBER OF                                 12,232 shares held by wife as

SHARES                                           custodian for a minor child
BENEFICIALLY                                 200 shares held by wife as
OWNED BY                                         trustee for minor child
EACH                                         200 shares held by wife as
REPORTING                                        trustee for minor child
PERSON                                     6,525 shares held by daughter,
WITH                                             Susan P. Allen

                  6   SHARED VOTING POWER

                           -0-
                  7   SOLE DISPOSITIVE POWER

                           2,558,135

                  8   SHARED DISPOSITIVE POWER

                           -0-

  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,558,135


 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          N/A

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          11.1%

 12   TYPE OF REPORTING PERSON*

          IND
                    *SEE INSTRUCTION BEFORE FILLING OUT!



                             Page 2 of 3 pages

                                SCHEDULE 13G
                              AMENDMENT NO. 11


Issuer:                       LADD Furniture, Inc.
Title of Class of Securities: Common Stock, $.10 Par Value
Reporting Person:             Richard R. Allen
Social Security Number of
Reporting Person:             Intentionally Omitted


          The following are the changes in the information reported in the previous filing of Schedule 13G as amended (which was Schedule 13G, Amendment No. 10 dated February 15, 1994):

ITEM 4    OWNERSHIP:

          (a)  Amount Beneficially Owned:

               2,528,380*     Shares owned outright
                   29,755     Shares subject to currently exercisable options

               2,558,135*     Excludes the following shares as to which Mr.
                              Allen disclaims beneficial ownership:

                              40,000    shares held by wife, Pamela A. Allen
                              18,757    shares held by wife as custodian for a
                                        minor child
                              12,232    shares held by wife as custodian for a
                                        minor child
                                 200    shares held by wife as trustee for minor
                                        child
                                 200    shares held by wife as trustee for minor
                                        child
                               6,525   shares held by daughter, Susan P. Allen
                              77,914

          (b)  Percent of Class:

                         11.1%

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:

                         2,558,135*

               (ii) shared power to vote or to direct the vote:

                         -0-

               (iii) sole power to dispose or to direct the disposition of:

                         2,558,135*

               (iv) shared power to  dispose or to  direct the  disposition of:

                         -0-

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 15, 1995                 /s/ Richard R. Allen
                                            Richard R. Allen

                                   Page 3 of 3 pages